TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

EXHIBIT 99.3

MANAGEMENT'S DISCUSSION AND ANALYSIS

March 12, 2020

The following discussion and analysis is management’s opinion of TransGlobe Energy Corporation's ("TransGlobe" or the "Company") historical financial and operating results and should be read in conjunction with the message to shareholders and the audited consolidated financial statements of the Company for the years ended December 31, 2019 and 2018, together with the notes related thereto (the "Consolidated Financial Statements"). The Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) in the currency of the United States, except otherwise noted. Additional information relating to the Company, including the Company’s Annual Information Form, is on SEDAR at www.sedar.com. The Company’s Annual Report on Form 40-F may be found on EDGAR at www.sec.gov.

READER ADVISORIES

Forward-Looking Statements

Certain statements or information contained herein may constitute forward-looking statements or information under applicable securities laws, including, but not limited to, management’s assessment of future plans and operations, that TransGlobe will have the ability to develop its properties in the manner currently contemplated, the expected benefits to the Company of consolidating, amending and extending the Company's Eastern Desert PSCs (as defined herein) and other matters, anticipated changes to the Company's reserves and production, timing of directly marketed crude oil sales, drilling plans and the timing thereof, commodity price risk management strategies, adapting to the current political situation in Egypt, reserves estimates, management’s expectation for results of operations for 2020, including expected 2020 average production, funds flow from operations, that TransGlobe will have the ability to pay down its debt and return money to its shareholders, the 2020 capital program for exploration and development, the timing and method of financing thereof, the Company's continued work with EGPC (as defined herein) regarding scheduling cargoes, anticipated reductions in year-end inventory, the availability of funds to meet current and foreseeable financial requirements at a reasonable cost, collection of accounts receivable from the Egyptian Government, the timing of liftings of crude oil produced from the Company’s Egyptian operations, the terms of drilling commitments under the Egyptian Production Sharing Agreements and Production Sharing Concessions (collectively defined as "PSCs") and the method of funding such drilling commitments, the Company's beliefs regarding the reserves and production growth of its assets and the ability to grow with a stable production base, that TransGlobe will have the ability to steward capital and reduce costs, commodity prices and expected volatility thereof, and interest rates and the expected volatility thereof. Statements relating to "reserves" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described can be profitably produced in the future.

Forward-looking statements or information relate to the Company’s future events or performance. All statements other than statements of historical fact may be forward-looking statements or information. Such statements or information are often but not always identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe”, and similar expressions.

Forward-looking statements or information necessarily involve risks including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, economic and political instability, volatility of commodity prices, currency fluctuations, fluctuations in operating expenses due to changes in inventory volumes, inability to pay down the Company's debt, inability to continue to work with EGPC to schedule cargoes, imprecision of reserves estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals, failure to collect the remaining accounts receivable balance from the Egyptian General Petroleum Company ("EGPC"), ability to access sufficient capital from internal and external sources and the risks contained under "Risk Factors" in the Company's Annual Information Form which is available on www.sedar.com. The recovery and reserves estimates of the Company's reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company.

Forward-looking information and statements contained in this document include the payment of dividends, including the timing and amount thereof, and the Company's intention to declare and pay dividends in the future under its current dividend policy. Without limitation of the foregoing, future dividend payments, if any, and the level thereof is uncertain, as the Company's dividend policy and the funds available for the payment of dividends from time to time will be dependent upon, among other things, free cash flow, financial requirements for the Company's operations and the execution of its strategy, ongoing production maintenance, growth through acquisitions, fluctuations in working capital and the timing and amount of capital expenditures and anticipated business development capital, payment irregularity in Egypt, debt service requirements and other factors beyond the Company's control. Further, the ability of the Company to pay dividends will be subject to applicable laws (including the satisfaction of the liquidity and solvency tests contained in applicable corporate legislation) and contractual restrictions contained in the instruments governing its indebtedness.

In addition, forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information in order to provide shareholders with a more complete perspective on the Company's future operations. Such statements and information may prove to be incorrect and readers are cautioned that such statements and information may not be appropriate for other purposes. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements or information because the Company can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the impact of increasing competition; the general stability of the economic and political environment in which the Company operates;

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator of the projects which the Company has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisition, development and exploration; the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate product transportation; future commodity prices; the ability of the Company's derivative financial instruments to manage its exposure thereto; currency exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; that the Company's ongoing work with the EGPC with respect to scheduling cargoes will continue be successful; the impact of potential litigation and claims on the Company; and the ability of the Company to successfully market and receive payment for its oil and natural gas products.

Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Additional information on these and other factors that could affect the Company's operations and financial results are included in reports on file with Canadian and U.S. securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), EDGAR website (www.sec.gov) and on the Company's website (www.trans-globe.com).

Furthermore, the forward-looking statements or information contained herein are made as at the date hereof and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

The reader is further cautioned that the preparation of financial statements in accordance with IFRS requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. Estimating reserves is also critical to several accounting estimates and requires judgments and decisions based upon available geological, geophysical, engineering and economic data. These estimates may change, having either a negative or positive effect on net earnings (loss) as further information becomes available, and as the economic environment changes.

This MD&A includes references to certain financial measures which are not specified, defined, or determined under IFRS and are therefore considered non-GAAP financial measures. These non-GAAP financial measures are unlikely to be comparable to similar financial measures presented by other issuers. For a full description of these non-GAAP financial measures and a reconciliation of these measures to their most directly comparable GAAP measures, please refer to "NON-GAAP FINANCIAL MEASURES".

All oil and natural gas reserves information contained in this document has been prepared and presented in accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities and the Canadian Oil and Gas Evaluation Handbook. The actual crude oil and natural gas reserves and future production will be greater than or less than the estimates provided in this document. The estimated future net revenue from the production of crude oil and natural gas reserves does not represent the fair market value of these reserves.

Mr. Darrin Drall, B.Sc., Engineering Manager - Technical Services for TransGlobe Energy Corporation, and a qualified person as defined in the Guidance Note for Mining, Oil and Gas Companies, June 2009, of the London Stock Exchange, has reviewed and approved the technical information contained in this report. Mr. Drall is a professional engineer who obtained a Bachelor of Science in Mechanical Engineering from the University of Manitoba. He is a member of the Association of Professional Engineers and Geoscientists of Alberta (“APEGA”), the Association of Professional Engineers and Geoscientists of Saskatchewan (“APEGS”) and the Society of Petroleum Engineers (“SPE”) and has over 30 years’ experience in oil and gas.

Natural gas volumes have been converted on the basis of six thousand cubic feet of natural gas to one barrel of oil equivalent. Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

NON-GAAP FINANCIAL MEASURES

Funds flow from operations

This document contains the term “funds flow from operations”, which should not be considered an alternative to or more meaningful than “cash flow from operating activities” as determined in accordance with IFRS. Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital. Management considers this a key measure as it demonstrates TransGlobe’s ability to generate the cash flows necessary to fund future growth through capital investment. Funds flow from operations does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures used by other companies.

Reconciliation of funds flow from operations

($000s)	2019	2018
Cash flow from operating activities	44,836	69,192
Changes in non-cash working capital	2,035	(5,910)
Funds flow from operations[1]	46,871	63,282
[1]

Funds flow from operations does not include interest costs. Interest expense is included in financing costs on the Consolidated Statements of Earnings (Loss) and Comprehensive Income (Loss). Cash interest paid is reported as a financing activity on the Consolidated Statements of Cash Flows.

Net debt-to-funds flow from operations ratio

Net debt-to-funds flow from operations is a measure that is used by management to set the amount of capital in proportion to risk. The Company’s net debt-to-funds flow from operations ratio is computed as long-term debt, including the current portion, net of working capital, over funds flow

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

from operations for the trailing twelve months. Net-debt-to-funds flow from operations does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures used by other companies.

Reconciliation of net debt-to-funds flow from operations ratio

($000s)	2019	2018
Long-term debt	37,041	52,355
Current assets	(65,786)	(78,994)
Current liabilities	33,592	28,007
Net debt	4,847	1,368
Funds flow from operations	46,871	63,282
Net debt-to-funds flow from operations	0.10	0.02

Netback

Netback is a measure of operating results and is computed as sales net of royalties (all government interests, net of income taxes), operating expenses, current taxes and selling costs. The Company's netbacks include sales and associated costs of production from inventoried crude oil sold during the period. Royalties and taxes associated with inventoried crude oil are recognized in the financial statements at the time of production. As a result, netbacks fluctuate depending on the timing of entitlement crude oil sales. Management believes that netback is a useful supplemental measure to analyze operating performance and provide an indication of the results generated by the Company’s principal business activities prior to the consideration of other income and expenses. Netback does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures used by other companies.

MANAGEMENT STRATEGY AND OUTLOOK

The 2020 outlook provides information as to management’s expectation for results of operations for 2020. Readers are cautioned that the 2020 outlook may not be appropriate for other purposes. The Company’s expected results are sensitive to fluctuations in the business environment, including disruptions caused by the ongoing political changes and civil unrest occurring in the jurisdictions that the Company operates in, and may vary accordingly. This outlook contains forward-looking statements that should be read in conjunction with the Company’s disclosure under “Forward-Looking Statements”, outlined on the first page of this Management’s Discussion and Analysis (“MD&A").

2020 Outlook

The 2020 production outlook for the Company is provided as a range to reflect timing and performance contingencies.

Global reaction to the spread of COVID-19 and the resultant reduction in oil demand has negatively affected current and future forecasts of oil prices in 2020. This has been compounded by OPEC+, led by Saudi Arabia and Russia, failing to reach an agreement on constraining output in the face of lower global demand to support global oil prices and Saudi Arabia and Iraq’s stated intention to discount April deliveries and increase supply into the market. Oil prices are now markedly lower than those the Company used as the basis for its 2020 capital program.

TransGlobe maintains a strong balance sheet with modest debt, and its operated 100% position across its producing assets gives it significant capital flexibility and a high degree of discretion in its forward investment program. The Company intends to use all available tools to minimize balance sheet risk and position itself for future success.

The Company has re-evaluated its priorities in the short term and is taking decisive action to reduce its previously announced capital program in 2020, and focus only on those investments that are critical to HSE and value preservation. In addition, and to balance the reduction in capital investment, the Company is analyzing operating costs both in Egypt and Canada to identify all possible optimization opportunities.

In light of the global oil price disruption, the Company has decided to suspend its first quarter dividend payment to manage cash, until such a time that it is appropriate to reinstate. The Board of Directors will evaluate its decision on a semi-annual basis going forward. TransGlobe regularly communicates with its lenders, with current long term debt outstanding of $37 million and remains confident in its ability to weather the current oil price disruption. The Company currently holds $26.5 million in cash on hand.

As a result of the reduced 2020 capital program, total corporate production is now expected to range between 13.3 and 14.3 mboe/d (mid-point of 13.8 mboe/d) for 2020 with a 93% weighting to oil and liquids. Egypt oil production is expected to range between 11.3 and 12.1 mbbls/d (mid-point of 11.7 mbbls/d) in 2020. Canadian production is expected to range between 2.0 and 2.2 mboe/d (mid-point of 2.1 mboe/d) in 2020. The 2020 mid-point production guidance broken out by product type is summarized below:

Mid-point production guidance	Egypt	Canada	Total
Light and medium crude oil (bbls/d)	957	706	1,663
Heavy crude oil (bbls/d)	10,743	-	10,743
Conventional natural gas (mcf/d)	-	5,394	5,394
Associated natural gas liquids (bbls/d)	-	495	495
Total (boe/d)	11,700	2,100	13,800

Funds flow from operations in any given period is dependent upon the timing and market price of crude oil sales in Egypt. Because these factors are difficult to accurately predict, the Company has not provided funds flow from operations guidance for 2020. Funds flow from operations and inventory levels in Egypt may fluctuate significantly from quarter to quarter due to the timing of crude oil sales.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

The below chart provides a comparison of well netbacks in the Company’s Egyptian and Canadian assets under multiple price sensitivities. A typical Cardium well produces both oil and natural gas/NGLs. The price of each commodity varies significantly, therefore the below chart presents the netback of each revenue stream separately.

Netback sensitivity
Benchmark crude oil price ($/bbl)	30.00	40.00	50.00	60.00	70.00
Benchmark natural gas price ($/mcf)	0.75	0.95	1.10	1.30	1.50
Netback ($/boe)
Egypt - crude oil[1]	(2.07)	2.06	5.84	8.07	10.31
Canada - crude oil[2]	13.94	22.74	31.04	39.28	47.50
Canada - natural gas and NGLs[2]	(2.28)	(0.82)	0.10	1.36	2.90
[1]

Egypt assumptions: using anticipated 2020 Egypt production profile, Gharib Blend price differential estimate of $12.00/bbl applied consistently at all price points, concession differentials of 4%, 5% and 3% applied to WG/WB/NWG, respectively, operating costs estimated at ~$9.50/bbl, and maximum cost recovery resulting from accumulated cost pools in WG and NWG.

[2]

Canada assumptions: using anticipated 2020 Canada production profile, Edmonton Light price differential estimate of C$5.40/bbl, Edmonton Light to Harmattan discount of C$2.50/bbl, operating costs estimated at ~C$11.40/boe, NGL mixture price at 45% of Edmonton Light, and takes into consideration Canadian tax pools.

2020 Capital Budget

The Company’s revised 2020 budgeted capital program is $7.1 million (before capitalized G&A) and includes $5.0 million for Egypt and $2.1 million for Canada. This reduced plan includes two wells (one in Egypt and one in Canada) that were spudded prior to the recent oil price disruption and capital related to HSE, select recompletions and workovers as well as certain land retention commitments.

Egypt

The $5.0 million Egypt program is 100% allocated to development. The primary focus of the 2020 Egypt budget is the drilling of the HW-2A development well at West Bakr, targeting the Yusr sands. This well spudded prior to the price disruption. Other expenditures include required HSE equipment, contractual training bonuses and select recompletion and well optimization projects that have robust economics even in low price environments.

Canada

The $2.1 million Canada program consists of one horizontal (multi-stage stimulated) well targeting the Cardium light oil resource in South Harmattan (the 100/13-16-029-03W5/0 well). This well also spudded prior to the price disruption. The well will be drilled but will not be completed in order to preserve the economic value of the flush production that comes from the initial phase of production for this type of well.

The revised 2020 capital program is summarized in the following table:

	TransGlobe 2020 Capital ($MM)				Gross Well Count
	Development		Exploration		Drilling
Concession	Wells	Other[1]	Wells	Total[2]	Development	Exploration	Total
West Gharib	-	-	-	-	-	-	-
West Bakr	1.2	3.8	-	5.0	1	-	1
NW Gharib	-	-	-	-	-	-	-
South Ghazalat	-	-	-	-	-	-	-
Egypt	1.2	3.8	-	5.0	1	-	1
Canada	1.7	0.4	-	2.1	1	-	1
2020 Total	2.9	4.2	-	7.1	2	-	2
Splits (%)	100%		0%	100%	100%	0%	100%
[1]	Other includes completions, workovers, recompletions and equipping.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

SELECTED ANNUAL INFORMATION

($000s, except per share amounts, price and volumes)	2019	% Change	2018	% Change	2017
Operations
Average production volumes
Crude oil (bbls/d)	14,527	14	12,708	(5)	13,411
NGLs (bbls/d)	582	(25)	780	(21)	988
Natural gas (mcf/d)	5,594	(2)	5,707	(14)	6,644
Total (boe/d)	16,041	11	14,439	(7)	15,506
Average sales volumes
Crude oil (bbls/d)	13,441	1	13,282	(10)	14,754
NGLs (bbls/d)	582	(25)	780	(21)	988
Natural gas (mcf/d)	5,594	(2)	5,707	(14)	6,644
Total (boe/d)	14,954	-	15,013	(11)	16,849
Average realized sales prices
Crude oil ($/bbl)	55.31	(7)	59.57	33	44.71
NGLs ($/bbl)	22.93	(16)	27.17	27	21.31
Natural gas ($/mcf)	1.32	5	1.26	(26)	1.70
Total oil equivalent ($/boe)	51.10	(6)	54.59	33	41.07
Inventory (mbbls)	964.5	70	568.1	(27)	776.8
Petroleum and natural gas sales	278,929	(7)	299,144	18	252,591
Petroleum and natural gas sales, net of royalties	140,096	(21)	176,227	19	148,464
Cash flow generated by operating activities	44,836	(35)	69,192	16	59,450
Funds flow from operations[1]	46,871	(26)	63,282	14	55,592
Funds flow from operations per share:
Basic	0.65		0.87		0.77
Diluted	0.65		0.86		0.77
Net earnings (loss)	(3,995)	(125)	15,677	120	(78,736)
Net earnings (loss) per share:
Basic	(0.06)		0.22		(1.09)
Diluted	(0.06)		0.22		(1.09)
Capital expenditures	36,932	(9)	40,706	7	38,159
Dividends declared	5,078	101	2,527	100	-
Dividends declared per share	0.07	100	0.035	100	-
Total assets	308,325	(3)	318,296	(3)	327,702
Cash and cash equivalents	33,251	(36)	51,705	9	47,449
Working capital	32,194	(37)	50,987	1	50,639
Total long-term debt, including current portion	37,041	(29)	52,355	(25)	69,999
Net debt-to-funds flow from operations ratio[2]	0.10		0.02		0.35
Reserves
Total proved (mmboe)[3]	25.4	(6)	26.9	(2)	27.5
Total proved plus probable (mmboe)[3]	45.3	3	44.1	(4)	45.9
[1]

Funds flow from operations (before finance costs) is a measure that represents cash generated from operating activities before changes in non-cash working capital and may not be comparable to measures used by other companies. See "Non-GAAP Financial Measures".

[2]

Net debt-to-funds flow from operations ratio is a measure that represents total long-term debt (including the current portion) net of working capital, over funds flow from operations for the trailing 12 months, and may not be comparable to measures used by other companies. See "Non-GAAP Financial Measures".

[3]

As determined by the Company's 2019, 2018 & 2017 independent reserves evaluator, GLJ Petroleum Consultants Ltd. (“GLJ”), in their reports dated February 4, 2020, January 22, 2019 and January 9, 2018 with effective dates of December 31, 2019, December 31, 2018 and December 31, 2017. The reports of GLJ have been prepared in accordance with the standards contained in the Canadian Oil and Gas Evaluation Handbook prepared jointly by The Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society), as amended from time to time and National Instrument 51-101.

In 2019 compared with 2018, TransGlobe:

•

Reported an 11% increase in production volumes compared to 2018. In Egypt, the increase was primarily due to new wells and successful well optimization projects in West Bakr, offset by natural declines. In Canada, production was higher primarily due to new production from both the 2018 and 2019 drilling program, partially offset by natural declines;

•	Ended 2019 with the inventoried crude oil of 964.5 mbbls, an increase of 396.4 mbbls over inventoried crude oil levels at December 31, 2018;
•

Reported positive funds flow from operations of $46.9 million (2018 - $63.3 million). The decrease in funds flow from operations from 2018 is primarily due to excess cost oil in West Bakr and lower commodity prices;

•	Ended the year with positive working capital of $32.2 million, including $33.3 million in cash and cash equivalents as at December 31, 2019;
•	Petroleum and natural gas sales decreased by 7% mainly due to a 6% decrease in average realized sales prices;
•

Reported a net loss of $4.0 million (2018 - net earnings of $15.7 million). The 2019 net loss was inclusive of a $7.9 million non-cash impairment loss on the Company's exploration and evaluation assets, primarily attributable to the South Alamein concession, and a $1.6 million unrealized derivative loss on commodity contracts. Before impairment and the unrealized loss on derivative commodity contracts, the Company had net earnings of $5.5 million;

•	Spent $36.9 million on capital expenditures, funded entirely from cash flow from operations and cash on hand;
•

Paid a dividend of $0.035 per share ($2.5 million) on April 18, 2019 to shareholders of record on March 29, 2019, and $0.035 per share ($2.5 million) on September 13, 2019 to shareholders of record on August 30, 2019; and

•	Repaid $16.5 million of long-term debt with cash on hand.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

SELECTED QUARTERLY FINANCIAL INFORMATION

	2019				2018
($000s, except per share amounts, price and volumes)	Q-4	Q-3	Q-2	Q-1	Q-4	Q-3	Q-2	Q-1
Operations
Average production volumes
Crude oil (bbls/d)	13,739	14,416	15,451	14,510	13,463	12,506	12,409	12,452
NGLs (bbls/d)	735	585	533	470	829	876	521	894
Natural gas (mcf/d)	5,331	5,652	5,733	5,663	5,865	5,695	5,094	6,176
Total (boe/d)	15,362	15,943	16,940	15,924	15,270	14,331	13,779	14,375
Average sales volumes
Crude oil (bbls/d)	13,065	12,595	14,484	13,633	12,676	12,665	17,931	9,830
NGLs (bbls/d)	735	585	533	470	829	876	521	894
Natural gas (mcf/d)	5,331	5,652	5,733	5,663	5,865	5,695	5,094	6,176
Total (boe/d)	14,688	14,122	15,973	15,047	14,483	14,490	19,301	11,753
Average realized sales prices
Crude oil ($/bbl)	51.61	54.33	60.29	54.51	60.12	61.79	59.39	56.26
NGLs ($/bbl)	18.81	19.75	24.55	31.80	24.39	22.64	38.39	27.72
Natural gas ($/mcf)	1.81	0.70	0.89	1.94	1.22	1.01	1.08	1.70
Total oil equivalent ($/boe)	47.51	49.56	55.81	51.11	54.51	55.77	56.49	50.06
Inventory (mbbls)	964.5	902.6	735.0	647.0	568.1	495.6	510.3	1,012.7
Petroleum and natural gas sales	64,201	64,388	81,123	69,217	72,628	74,345	99,220	52,951
Petroleum and natural gas sales, net of royalties	28,473	31,200	43,071	37,352	40,605	42,453	68,454	24,715
Cash flow generated by (used in) operating activities	23,740	12,042	22,125	(13,071)	9,822	47,639	18,886	(7,155)
Funds flow from operations[1]	3,171	9,429	19,116	15,155	8,842	17,018	33,499	3,923
Funds flow from operations per share
Basic	0.04	0.13	0.26	0.21	0.12	0.24	0.46	0.05
Diluted	0.04	0.13	0.26	0.21	0.12	0.23	0.46	0.05
Net (loss) earnings	(8,202)	2,967	10,046	(8,806)	30,719	(12,283)	7,361	(10,120)
Net (loss) earnings per share
Basic	(0.11)	0.04	0.14	(0.12)	0.43	(0.17)	0.10	(0.14)
Diluted	(0.11)	0.04	0.14	(0.12)	0.43	(0.17)	0.10	(0.14)
Capital expenditures	10,996	9,292	8,097	8,547	17,433	12,783	5,855	4,635
Dividends declared	-	2,539	-	2,539	-	2,527	-	-
Dividends declared per share	-	0.035	-	0.035	-	0.035	-	-
Total assets	308,325	312,654	315,999	308,113	318,296	314,203	329,542	312,691
Cash and cash equivalents	33,251	24,444	34,125	24,735	51,705	62,663	38,088	31,084
Working capital	32,194	47,150	54,078	43,600	50,987	52,351	60,464	45,252
Total long-term debt, including current portion	37,041	41,726	48,109	47,687	52,355	52,532	62,173	67,167
Net debt-to-funds flow from operations ratio[2]	0.10	(0.10)	(0.10)	0.05	0.02	0.00	0.02	0.36
[1]

Funds flow from operations (before finance costs) is a measure that represents cash generated from operating activities before changes in non-cash working capital and may not be comparable to measures used by other companies. See "Non-GAAP Financial Measures".

[2]

Net debt-to-funds flow from operations ratio is a measure that represents total long-term debt (including the current portion) net of working capital over funds flow from operations from the trailing 12 months and may not be comparable to measures used by other companies. See "Non-GAAP Financial Measures".

During the fourth quarter of 2019, TransGlobe:

•	Reported a 1% increase in production volumes compared to Q4-2018 primarily due to flush production in Canada from both the 2018 and 2019 drilling program, partially offset by natural declines;
•	Sold one cargo of TransGlobe's entitlement crude oil of 451.4 mbbls during the quarter and ended the year with crude oil inventory of 964.5 mbbls;
•	Reported positive funds flow from operations of $3.2 million, inclusive of an $0.2 million realized derivative loss on commodity contracts;
•	Petroleum and natural gas sales decreased by 12% compared to Q4-2018 primarily due to a 13% decrease in realized prices;
•	Reported a net loss of $8.2 million, inclusive of a $1.2 million unrealized derivative loss on commodity contracts; and
•	Spent $11.0 million on capital expenditures, funded entirely from cash flows from operations and cash on hand.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

BUSINESS ENVIRONMENT

The Company’s financial results are significantly influenced by fluctuations in commodity prices, including price differentials. The following table shows select market benchmark prices and foreign exchange rates:

Average reference prices	2019	2018
Crude oil
Dated Brent average oil price ($/bbl)	64.36	71.06
Edmonton Sweet index ($/bbl)	52.11	53.65
Natural gas
AECO ($/mmbtu)	1.29	1.18
U.S./Canadian Dollar average exchange rate	1.33	1.29

In 2019, the average price of Dated Brent oil was 9% lower than in 2018. Egypt production is priced based on Dated Brent, less a quality differential and is shared with the Egyptian government through PSCs. When the price of oil increases, it takes fewer barrels to recover costs (cost oil or cost recovery barrels) which are assigned 100% to the Company. The PSCs provide for cost recovery per quarter up to a maximum percentage of total production. Timing differences often exist between the Company's recognition of costs and their recovery as the Company accounts for costs on an accrual basis, whereas cost recovery is determined on a cash basis. If the eligible cost recovery is less than the maximum defined cost recovery, the difference is defined as "excess". In Egypt, depending on the PSC, the Contractor's share of excess ranges between 0% and 30%. If the eligible cost recovery exceeds the maximum allowed percentage, the unclaimed cost recovery is carried forward to the next quarter. Typically maximum cost oil ranges from 25% to 30% in Egypt. The balance of the production after maximum cost recovery is shared with the government (profit oil). Depending on the contract, the Egyptian government receives 70% to 86% of the profit oil. Production sharing splits are set in each contract for the life of the contract. Typically the government’s share of profit oil increases when production exceeds pre-set production levels in the respective contracts. During times of high oil prices, the Company receives less cost oil and may receive more production-sharing oil. During times of lower oil prices, the Company receives more cost oil and may receive less profit oil. For reporting purposes, the Company records the government’s share of production as royalties and taxes (all taxes are paid out of the government’s share of production) which will increase during times of rising oil prices and decrease in times of declining oil prices. If oil prices are sufficiently low and the Gharib Blend/Dated Brent differential is high, the cost oil portion may not be sufficient to cover operating costs and capital costs, or even operating costs alone. When this occurs, the non-recovered costs accumulate in the Company’s cost pools and are available to be offset against future cost oil during the term of the PSCs and any eligible extension periods.

EGPC owns the storage and export facilities where the Company's production is delivered and the Company requires EGPC cooperation and approval to schedule liftings. Once liftings occur, the Company incurs a 30-day collection cycle on liftings as a result of direct marketing to third-party international buyers. Depending on the Company's assessment of the credit of crude oil cargo buyers, they may be required to post irrevocable letters of credit to support the sales prior to the cargo liftings.

TransGlobe pays royalties to the Alberta provincial government and landowners in accordance with the established royalty regime. In Alberta, Crown royalty rates are based on reference commodity prices, production levels and well depths, and are offset by certain incentive programs in place to promote drilling activity by reducing overall royalty expense.

In 2019, the average price of Edmonton Sweet Index oil (expressed in US$) was 3% lower than in 2018. In 2019, the average price of AECO natural gas increased by 9% compared to 2018.

OPERATING RESULTS AND NETBACK

Daily Volumes, Working Interest before Royalties

Production Volumes

	2019	2018
Egypt crude oil (bbls/d)	13,713	12,150
Canada crude oil (bbls/d)	814	558
Canada NGLs (bbls/d)	582	780
Canada natural gas (mcf/d)	5,594	5,707
Total Company (boe/d)	16,041	14,439

Sales Volumes (excludes volumes held as inventory)

	2019	2018
Egypt crude oil (bbls/d)	12,627	12,724
Canada crude oil (bbls/d)	814	558
Canada NGLs (bbls/d)	582	780
Canada natural gas (mcf/d)	5,594	5,707
Total Company (boe/d)	14,954	15,013

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

Netback

Consolidated netback

	2019		2018
($000s, except per boe amounts)	$	$/boe	$	$/boe
Petroleum and natural gas sales	278,929	51.10	299,144	54.59
Royalties[2]	138,833	25.44	122,917	22.43
Current taxes[2]	26,098	4.78	26,340	4.81
Production and operating expenses	50,626	9.28	53,298	9.73
Selling costs	1,287	0.24	2,103	0.38
Netback[1]	62,085	11.36	94,486	17.24
[1]

The Company achieved the netbacks above on sold barrels of oil equivalent for the year ended December 31, 2019 and December 31, 2018 (these figures do not include TransGlobe's Egypt entitlement barrels held as inventory at December 31, 2019 and December 31, 2018).

[2]

Royalties and taxes are settled at the time of production. Fluctuations in royalty and tax costs per boe are due to timing differences between the production and sale of the Company's entitlement crude oil.

Egypt

	2019		2018
($000s, except per bbl amounts)	$	$/bbl	$	$/bbl
Oil sales	256,193	55.59	278,111	59.88
Royalties[2]	136,616	29.64	120,271	25.90
Current taxes[2]	26,098	5.66	26,340	5.67
Production and operating expenses	43,252	9.38	45,562	9.81
Selling costs	1,287	0.28	2,103	0.45
Netback[1]	48,940	10.63	83,835	18.05
[1]

The Company achieved the netbacks above on sold barrels of oil equivalent for the year ended December 31, 2019 and December 31, 2018 (these figures do not include TransGlobe's Egypt entitlement barrels held as inventory at December 31, 2019 and December 31, 2018).

[2]

Royalties and taxes are settled at the time of production. Fluctuations in royalty and tax costs per bbl are due to timing differences between the production and sale of the Company's entitlement crude oil.

Netback per barrel in Egypt decreased by 42% in 2019 compared to 2018. The decrease was due to a 7% lower realized oil price, 14% higher royalty expense, offset by a 4% decrease in production and operating expenses and a 38% decrease in selling costs. The decrease was also due to higher production volumes (13%) without a corresponding increase in sales volumes. Royalties and taxes are settled on a production basis, therefore netback is reduced in periods where production increases and when production is higher than sales.

Royalties and taxes as a percentage of revenue were 64% in 2019 (2018 - 53%). Royalties and taxes are settled on a production basis, therefore, the correlation of royalties and taxes to oil sales fluctuates depending on the timing of entitlement oil sales. If sales volumes had been equal to production volumes during the year, royalties and taxes as a percentage of revenue would have been 58% (2018 - 55%). In periods when the Company sells less than its entitlement production, royalties and taxes as a percentage of revenue will be higher than the terms of the PSCs. In periods when the Company sells more than its entitlement production, royalties and taxes as a percentage of revenue will be lower than the terms set out in the PSCs. The relative increase, from 55% in 2018 to 58% in 2019, was due to excess cost oil in the West Bakr concession during the fourth quarter of 2019. Excess cost oil occurs when the current costs and historic cost amortization, permissible within the PSC, are less than the proportion of cost oil value. In the case of West Bakr, 100% of excess cost oil belongs to EGPC, which effectively increases the royalty burden.

In Egypt, the average selling price for the year ended December 31, 2019 was $55.59/bbl (2018 - $59.88/bbl), which was $8.77/bbl lower (2018 - $11.18/bbl lower) than the average Dated Brent oil price of $64.36/bbl for 2019 (2018 - $71.06/bbl). The difference between the average selling price and Dated Brent is due to a gravity/quality adjustment and is also impacted by the specific timing of direct sales.

In Egypt, production and operating expenses fluctuate periodically due to changes in inventory volumes as a portion of costs are capitalized and expensed when sold. Production and operating expenses decreased by 5% ($2.3 million) in 2019 compared with 2018. The decrease was primarily related to the lower workover costs ($1.5 million) and the impact of the adoption of IFRS 16 ($1.5 million). This was partially offset by higher service and fuel costs due to higher production and diesel prices.

Canada

	2019		2018
($000s, except per boe amounts)	$	$/boe	$	$/boe
Crude oil sales	15,159	51.02	10,666	52.37
Natural gas sales	2,705	7.95	2,632	7.58
NGL sales	4,872	22.93	7,735	27.17
Total sales	22,736	26.75	21,033	25.17
Royalties	2,217	2.61	2,646	3.17
Production and operating expenses	7,374	8.68	7,736	9.26
Netback	13,145	15.46	10,651	12.74

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

Netbacks per boe in Canada increased by 21% in 2019 compared with 2018. The increase is mainly due to a 6% higher realized sales price, an 18% decrease in royalties and a decrease of 6% in production and operating expenses.

In 2019, the Company's Canadian operations incurred $0.4 million lower royalty costs than in 2018. The reduction in royalties is primarily due to lower royalties on oil wells drilled during the 2018 and 2019 capital programs as a result of royalty holidays on the new drills. A further reduction in royalties was caused by Gas Cost Allowance (“GCA”) rebates received in 2019. Royalties amounted to 10% of petroleum and natural gas sales revenue during 2019 compared to 13% during the prior year. TransGlobe pays royalties to the Alberta provincial government and landowners in accordance with an established royalty regime. In Alberta, Crown royalty rates are based on reference commodity prices, production levels and well depths, and are offset by certain incentive programs in place to promote drilling activity by reducing overall royalty expense.

The year over year decrease in production and operating expenses for 2019 was primarily due to a facilities maintenance program which was completed in 2018, and generally occurs every 5 years. Additionally, certain costs historically recorded as operating expenses were recorded as depletion, depreciation and amortization in 2019 due to the adoption of IFRS 16.

GENERAL AND ADMINISTRATIVE EXPENSES (“G&A”)

	2019		2018
($000s, except per boe amounts)	$	$/boe	$	$/boe
G&A (gross)	15,784	2.89	16,312	2.98
Stock-based compensation	2,237	0.41	3,536	0.65
Capitalized G&A and overhead recoveries	(1,410)	(0.26)	(1,160)	(0.21)
G&A (net)	16,611	3.04	18,688	3.42

G&A (gross) decreased by 3% in 2019 compared with 2018. The decrease is primarily due to non-recurring costs in 2018 related to the AIM listing.

Stock-based compensation expense decreased by 37% in 2019 compared to 2018. This decrease is primarily due to a decrease in the Company's average share price in 2019 and the associated revaluation of the Company’s potential obligations.

Capitalized G&A increased by 22% from the prior year due to increased activity relating to capital projects in Egypt.

FINANCE COSTS

	Years ended December 31
($000s)	2019	2018
Interest on long-term debt	3,211	4,275
Interest on borrowing base facility	427	440
Amortization of deferred financing costs	368	360
Interest on lease obligations	250	-
Finance Costs	4,256	5,075
Interest paid	(3,664)	(4,767)

Finance costs decreased to $4.3 million in 2019 from $5.1 million in 2018. This decrease is due to a lower balance of long-term debt, partially offset by an increase in LIBOR and the ATB Prime rate and additional interest expense from the adoption of IFRS 16.

As at December 31, 2019, the Company had a prepayment agreement with Mercuria Energy Trading S.A. ("Mercuria") that allows for a revolving balance of up to $75.0 million, of which $30.0 million is outstanding. During 2019, the Company made repayments of $15.0 million on this loan.

As at December 31, 2019, the Company had a revolving Canadian reserves-based lending facility with ATB Financial ("ATB") totaling C$25.0 million ($19.2 million), of which C$9.8 million ($7.5 million) was outstanding. During 2019, the Company made repayments of C$2.0 million ($1.5 million) on this loan. Additionally, in 2019 the borrowing base of the ATB facility was decreased from C$30 million ($23.1 million) to C$25 million ($19.2 million) as a result of ATB’s annual assessment of the Company’s reserves base.

The prepayment agreement and reserves-based lending facility are subject to certain covenants, the details of which are outlined in Note 17 to the Company's Consolidated Financial Statements. The Company was in compliance with its covenants as at December 31, 2019. Refer to the related description of TransGlobe's debt included in the December 31, 2019 Consolidated Financial Statements.

DEPLETION, DEPRECIATION AND AMORTIZATION (“DD&A”)

	2019		2018
($000s, except per boe amounts)	$	$/boe	$	$/boe
Egypt[1]	26,345	5.72	26,271	5.66
Canada	7,790	9.17	7,711	9.23
Corporate	813	-	309	-
Total	34,948	6.40	34,291	6.26
[1]

Egypt DD&A per barrel is calculated on a sales basis for the years ended December 31, 2019 and December 31, 2018 (these figures do not include TransGlobe's Egypt entitlement barrels held as inventory at December 31, 2019 and December 31, 2018).

In Egypt, gross DD&A fluctuates periodically due to changes in inventory volumes as a portion of DD&A is capitalized and expensed when sold. During 2019 DD&A remained flat compared to 2018. This was due to a build in inventory ($2.1 million), and was offset by increased production ($1.0 million) and additional depreciation from the adoption of IFRS 16 ($1.1 million).

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

In Canada, gross DD&A increased by 1% ($0.1 million) during 2019 due to a slight increase in production in 2019.

IMPAIRMENT LOSS

E&E assets are tested for impairment if facts and circumstances suggest that the carrying amount of E&E assets may exceed their recoverable amount and when they are reclassified to petroleum and natural gas assets.

For the year ended December 31, 2019, the Company recorded a non-cash impairment loss of $7.9 million on its exploration and evaluation assets, which included an $8.3 million impairment loss on the South Alamein concession and $0.4 million of impairment recovery on the North West Sitra concession.

The Company was unsuccessful in its attempts to secure military approval to access its desired drilling location in South Alamein. Based on the 2017 well results in the Boraq area, the limited commerciality of the original Boraq 2 discovery (2009) and continued access restrictions in the eastern area of the concession, the Company fully impaired the remaining carrying value of South Alamein of $8.3 million and relinquished the concession in 2019.

In 2018 the Company recorded an impairment loss of $14.5 million on its exploration and evaluation assets which was fully related to the North West Sitra concession. During the third quarter of 2019, the Company received a final settlement report from EGPC regarding the relinquished North West Sitra concession. The final settlement report resulted in a reduction of the original impairment loss recognized by $0.4 million.

CAPITAL EXPENDITURES

($000s)	2019	2018
Egypt	27,239	28,673
Canada	9,525	11,965
Corporate	168	68
Total	36,932	40,706

Capital expenditures in 2019 were $36.9 million (2018 - $40.7 million).

In Egypt, the Company incurred $27.2 million in capital expenditures during 2019 associated with drilling eight wells, performing twelve completions and workovers, and facility construction and expansion.

In Canada, the Company incurred $9.5 million in capital expenditures during 2019 associated with drilling four horizontal Cardium oil wells in the Harmattan area and stimulating, equipping and tying in these four wells along with six Cardium oil wells that were drilled in 2018.

OUTSTANDING SHARE DATA

As at December 31, 2019, the Company had 72,542,071 common shares issued and outstanding and 4,480,935 stock options issued and outstanding, of which 2,585,572 were exercisable in accordance with their terms into an equal number of common shares of the Company.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs that maintain and increase production and reserves, to acquire strategic oil and gas assets, to repay current liabilities and debt and ultimately to provide a return to shareholders. TransGlobe’s capital programs are funded by existing working capital and cash provided from operating activities. The Company's cash flow from operations varies significantly from quarter to quarter, depending on the timing of oil sales from cargoes lifted in Egypt, and these fluctuations in cash flow impact the Company's liquidity. TransGlobe's management will continue to steward capital and focus on cost reductions in order to maintain balance sheet strength through the current volatile oil price environment.

Funding for the Company’s capital expenditures is provided by cash flows from operations and cash on hand. The Company expects to fund its 2020 exploration and development program through the use of working capital and cash flow from operations. The Company also expects to pay down debt, return money to shareholders, and explore business development opportunities with its working capital. Fluctuations in commodity prices, product demand, foreign exchange rates, interest rates and various other risks may impact capital resources and capital expenditures.

Working capital is the amount by which current assets exceed current liabilities. As at December 31, 2019, the Company had a working capital surplus of $32.2 million (December 31, 2018 - $51.0 million). The decrease in working capital is primarily the result of a decrease in cash from repayments on long-term debt, dividend payments, lower income in 2019 principally due to lower commodity prices, and funding of the 2019 capital program.

As at December 31, 2019, the Company's cash equivalents balance consisted of short-term deposits with an original term to maturity at purchase of one month or less. All of the Company's cash and cash equivalents are on deposit with high credit-quality financial institutions.

Over the past 10 years, the Company experienced delays in the collection of accounts receivable from EGPC. The length of delay peaked in 2013, returned to historical delays of up to six months in 2017, and has since fluctuated within an acceptable range. As at December 31, 2019, amounts owing from EGPC were $5.7 million. The Company considers there to be minimal credit risk associated with amounts receivable from EGPC.

In Egypt, the Company completed a fourth crude oil sale in Q4-2019 for total proceeds of $22.6 million, which were collected in December 2019. The Company incurs a 30-day collection cycle on sales to third-party international buyers. Depending on the Company's assessment of the credit of crude oil purchasers, they may be required to post irrevocable letters of credit to support the sales prior to the cargo lifting, which has significantly reduced the Company's credit risk profile. As at December 31, 2019, the Company held 964.5 mbbls of entitlement oil as inventory.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

As at December 31, 2019, the Company had $94.2 million of revolving credit facilities with $37.5 million drawn and $56.7 million available. The Company has a prepayment agreement with Mercuria that allows for a revolving balance of up to $75.0 million, of which $30.0 million was drawn and outstanding. During 2019, the Company repaid $15.0 million of this prepayment agreement. The Company also has a revolving Canadian reserves-based lending facility with ATB totaling C$25.0 million ($19.2 million), of which C$9.8 million ($7.5 million) was drawn and outstanding. During 2019, the Company had drawings of C$0.6 million ($0.5 million) and repayments of C$2.0 million ($1.5 million) on this facility.

The Company paid a dividend of $0.035 per share ($2.5 million) on April 18, 2019 to shareholders of record on March 29, 2019, and $0.035 per share ($2.5 million) on September 13, 2019 to shareholders of record on August 30, 2019.

To date, the Company has experienced no difficulties with transferring funds abroad (see "Risks and Uncertainties").

PRODUCT INVENTORY

Product inventory consists of the Company's Egypt entitlement crude oil barrels, which are valued at the lower of cost or net realizable value. Cost includes operating expenses and depletion associated with the unsold entitlement crude oil as determined on a concession by concession basis. All oil produced is delivered to EGPC facilities. EGPC owns the storage and export facilities from where the Company's product inventory is sold. The Company requires EGPC cooperation to schedule liftings and works with EGPC on a continuous basis to schedule cargoes. Crude oil inventory levels fluctuate from quarter to quarter depending on EGPC approvals, as well as the timing and size of cargoes in Egypt. As at December 31, 2019, the Company had 964.5 mbbls of entitlement crude oil stored as inventory, which represents approximately five and a half months of entitlement oil production. Since the Company began directly marketing its oil on January 1, 2015, crude oil inventory levels have both increased and decreased from year to year. These fluctuations in crude oil inventory levels impact the Company’s financial condition, financial performance and cash flows.

(mbbls)	Year ended December 31, 2019	Year ended December 31, 2018
Product inventory, beginning of year	568.1	776.8
TransGlobe entitlement production	2,170.0	1,963.8
Crude oil sales	(1,773.6)	(2,172.5)
Product inventory, end of year	964.5	568.1

Inventory reconciliation

The following table summarizes the operating expenses and depletion capitalization in unsold entitlement crude oil inventory.

	Year ended December 31, 2019	Year ended December 31, 2018
Production and operating expenses ($/bbl)	12.82	9.98
Depletion ($/bbl)	5.34	5.32
Unit cost of inventory ($/bbl)	18.16	15.30
Product inventory, end of year (mbbls)	964.5	568.1
Product inventory, end of year ($000s)	17,516	8,692

COMMITMENTS AND CONTINGENCIES

As part of its principal business, the Company entered into arrangements and incurred obligations that will impact the Company’s future operations and liquidity. The principal commitments of the Company are as follows:

		Payment Due by Period[1,2]
($000s)	Recognized in Financial Statements	Contractual Cash Flows	Less than 1 year	1-3 years	4-5 years	More than 5 years
Accounts payable and accrued liabilities	Yes-Liability	32,156	32,156	-	-	-
Long-term debt[3]	Yes-Liability	37,539	-	37,539	-	-
Other long-term liabilities	Yes-Liability	614	-	614	-	-
Derivative commodity contracts	Yes-Liability	217	217	-	-	-
Total		70,526	32,373	38,153	-	-
[1]	Payments exclude ongoing operating costs, finance costs and payments made to settle derivatives.
[2]	Payments denominated in foreign currencies have been translated at December 31, 2019 exchange rates.
[3]	Excludes deferred financing costs of $0.5 million.

Pursuant to the PSC for North West Sitra in Egypt, the Company had a minimum financial commitment of $10.0 million and a work commitment for two wells and 300 square kilometers of 3-D seismic during the initial three-and-a-half-year exploration period, which commenced on January 8, 2015. The Company requested and received a six-month extension of the initial exploration period to January 7, 2019. The Company met its financial and operating commitments and based on well results did not elect to enter the second exploration phase. The concession was relinquished in 2019.

Pursuant to the approved South Ghazalat development lease, the Company is committed to drill one exploration well during the initial four year period of the 20-year development lease. The Company has issued a production guarantee in the amount of $1.0 million which will be released when the commitment well has been drilled.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

In the normal course of its operations, the Company may be subject to litigation and claims. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse impact on the results of operations, financial position or liquidity of the Company.

The Company is not aware of any material provisions or other contingent liabilities as at December 31, 2019.

ASSET RETIREMENT OBLIGATION

As at December 31, 2019, TransGlobe had an asset retirement obligation ("ARO") of $13.6 million (December 31, 2018 - $12.1 million) for the future abandonment and reclamation costs of the Canadian assets. The estimated ARO liability includes assumptions of actual costs to abandon and/or reclaim wells and facilities, the time frame in which such costs will be incurred, as well as inflation factors in order to calculate the undiscounted total future liability. TransGlobe calculated the present value of the obligations using discount rates between 1.68% and 1.76% (December 31, 2018 - 1.86% and 2.18%) to reflect the market assessment of the time value of money as well as risks specific to liabilities that have not been included in the cash flow estimates. The inflation rate used in determining the cash flow estimate was 2% per annum (December 31, 2018 - 2%).

In Egypt, under model concession agreements and the Fuel Material Law, liabilities in respect of decommissioning movable and immovable assets (other than wells) passes to the Egyptian Government through the transfer of ownership from the contractor to the government under the cost recovery process. While the current risk to the Company of becoming liable for decommissioning liabilities in Egypt is low, future changes to legislation could result in decommissioning liabilities in Egypt. Any increase in Egyptian decommissioning liabilities could adversely affect the Company's financial condition.

In relation to petroleum wells, the contractor is responsible for decommissioning non-producing wells under a decommissioning plan approved by EGPC. If EGPC agrees that a producing well is not economic, then the contractor will be responsible for decommissioning the well under an EGPC approved decommissioning plan. EGPC, at its own discretion, may not require a well to be decommissioned if it wants to preserve the ability to use the well for other purposes. As EGPC has discretion on decommissioning wells, there is a risk that the Company could incur well decommissioning costs. In accordance with the respective concession agreements, expenses approved by EGPC are recoverable through the cost recovery mechanism.

As at December 31, 2019 there is no ARO associated with the Egypt PSCs.

DERIVATIVE COMMODITY CONTRACTS

The nature of TransGlobe’s operations exposes it to fluctuations in commodity prices, interest rates and foreign currency exchange rates. TransGlobe monitors and when appropriate, uses derivative financial instruments to manage its exposure to these fluctuations. All transactions of this nature entered into by TransGlobe are related to an underlying financial position or to future crude oil and natural gas production. TransGlobe does not use derivative financial instruments for speculative purposes. TransGlobe has elected not to designate any of its derivative financial instruments as accounting hedges and thus accounts for changes in fair value in net earnings (loss) at each reporting period. TransGlobe has not obtained collateral or other security to support its financial derivatives as management reviews the creditworthiness of its counterparties prior to entering into derivative contracts. The derivative financial instruments are initiated within the guidelines of the Company's corporate hedging policy. This includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions.

In conjunction with the prepayment agreement, discussed further in the “Liquidity and Capital Resources” section of this MD&A, TransGlobe also entered into a marketing contract with Mercuria to market nine million barrels of TransGlobe's Egypt entitlement crude oil production. The pricing of the crude oil sales is based on market prices at the time of sale.

The following table summarizes TransGlobe’s outstanding derivative commodity contract positions as at December 31, 2019, the fair values of which have been presented on the Consolidated Balance Sheet:

Financial Brent crude oil contracts

Period Hedged	Contract	Remaining Volume (bbl)	Monthly Volume (bbl)	Bought Put US$/bbl	Sold Call US$/bbl	Sold Put US$/bbl
Jul 2020 - Dec 2020	3-Way Collar	300,000	50,000	54.00	70.00	45.00
Jan 2020 - Jun 2020	3-Way Collar	300,000	50,000	54.00	70.00	46.50
Jan 2020 - Jun 2020	3-Way Collar	150,000	25,000	55.00	72.70	45.00

Subsequent to year-end, the Company entered into the following derivative commodity contract position:

		Remaining	Monthly	Bought Put	Sold Call
Period Hedged	Contract	Volume (bbl)	Volume (bbl)	US$/bbl	US$/bbl
March 2020	Collar	195,000	195,000	50.00	51.45

RISKS AND UNCERTAINTIES

TransGlobe’s results are affected by a variety of business risks and uncertainties in the international petroleum industry. Many of these risks are not within the control of management, however, the Company has adopted several strategies to reduce and minimize the effects of these risks:

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

Financial risk

Financial risk is the risk of loss or lost opportunity resulting from financial management and market conditions that could have a positive or negative impact on TransGlobe.

The Company actively manages its cash position and maintains credit facilities to ensure it has sufficient available funds to meet current and foreseeable financial requirements at a reasonable cost. Management believes that future cash flow from operations, working capital and availability under existing credit facilities will be adequate to support these financial liabilities and its capital programs.

The political changes that have created financial instability in Egypt since 2011 could present challenges to the Company if the issues re-emerge in future years. Future instability could reduce the Company’s ability to access debt, capital and banking markets. To mitigate potential financial risk factors, the Company maintains a strong liquidity position. Management regularly evaluates operational and financial risk strategies and continues to monitor the 2020 capital budget and the Company’s long-term plans. In January 2015, TransGlobe began direct sales of Eastern Desert entitlement production to international buyers. The Company anticipates that direct sales will continue to reduce financial risk in future periods.

Market risk

Market risk is the risk or uncertainty arising from possible market price movements and the associated impact on the future performance of the business. The market price movements that the Company is exposed to include commodity prices, foreign currency exchange rates and interest rates, all of which could have a positive or negative impact on TransGlobe.

Commodity price risk

The Company’s operational results and financial condition are partially dependent on the commodity prices received for its production of oil, natural gas and NGLs.

Any movement in commodity prices would have an effect on the Company’s financial condition which could result in the delay or cancellation of drilling, development or construction programs, all of which could have a material adverse impact on the Company. The Company uses financial derivative contracts from time to time, as deemed necessary, to manage fluctuations in commodity prices in the normal course of operations. The use of derivative instruments is governed under formal policies and is subject to limits established by the Board of Directors.

Foreign currency exchange risk

As the Company’s business is conducted primarily in U.S. dollars and its financial instruments are primarily denominated in U.S. dollars, the Company’s exposure to foreign currency exchange risk relates primarily to certain cash and cash equivalents, accounts receivable, long-term debt, lease obligations and accounts payable and accrued liabilities denominated in Canadian dollars. When assessing the potential impact of foreign currency exchange risk, the Company believes that 10% volatility is a reasonable measure. The Company estimates that a 10% increase in the value of the Canadian dollar against the U.S. dollar would increase the net loss for the year ended December 31, 2019 by approximately $1.3 million and conversely, a 10% decrease in the value of the Canadian dollar against the U.S. dollar would decrease net loss by $1.4 million for the same period.

The Company is also exposed to foreign currency exchange risk on cash balances denominated in Egyptian pounds. Some collections of accounts receivable from the Egyptian Government are received in Egyptian pounds, and while the Company is generally able to spend the Egyptian pounds received on accounts payable, there remains foreign currency exchange risk exposure on Egyptian pound cash balances. Using month-end cash balances converted at month-end foreign exchange rates, the average Egyptian pound cash balance for 2019 was $2.3 million (2018 - $2.0 million) in equivalent U.S. dollars. The Company estimates that a 10% increase in the value of the Egyptian pound against the U.S. dollar would increase net loss for the year ended December 31, 2019 by approximately $0.2 million and conversely a 10% decrease in the value of the Egyptian pound against the U.S. dollar would decrease net loss by $0.2 million for the same period. The Company does not currently utilize derivative instruments to manage foreign currency exchange risk.

The Company maintains nominal balances of British Pounds sterling to pay in-country costs incurred in operating its London office. Foreign exchange risk on these funds is not considered material.

Interest rate risk

Fluctuations in interest rates could result in a significant change in the amount the Company pays to service variable interest debt. No derivative contracts were entered into during 2019 to mitigate interest rate risk. When assessing interest rate risk applicable to the Company’s variable interest debt the Company believes 1% volatility is a reasonable measure. The effect of interest rates increasing by 1% would increase the Company’s net loss, for the year ended December 31, 2019, by $0.5 million and conversely, the effect of interest rates decreasing by 1% would decrease the Company’s net loss, for the year ended December 31, 2019, by $0.5 million.

Credit risk

Credit risk is the risk of loss if counterparties do not fulfill their contractual obligations. The Company’s exposure to credit risk primarily relates to cash equivalents and accounts receivable, the majority of which are in respect of oil and gas operations. The Company is currently, and may in the future, be exposed to third-party credit risk through its contractual arrangements with its current or future joint interest partners, marketers of its petroleum production and other parties, including the government of Egypt. Significant changes in the oil and gas industry, including fluctuations in commodity prices and economic conditions, environmental regulations, government policy, royalty rates and other geopolitical factors, could adversely affect the Company’s ability to realize the full value of its accounts receivable. The Company has historically had significant receivables outstanding from the Government of Egypt. In the past, the timing of payments on these receivables from the Government of Egypt were longer than the industry standard. Despite these factors, the Company expects to collect these receivables in full, though there can be no assurance that this will occur. In

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

the event the Government of Egypt fails to meet its obligations, or other third-party creditors fail to meet their obligations to the Company, such failures could individually or in the aggregate have a material adverse effect on the Company, its cash flow from operating activities and its ability to conduct its ongoing capital expenditure program. The Company has not experienced any material credit loss in the collection of accounts receivable to date.

TransGlobe entered into a joint marketing arrangement with EGPC in December 2014. In January 2015, TransGlobe began direct sales of Eastern Desert entitlement production to international buyers. Buyers may be required to post irrevocable letters of credit to support the sales prior to the cargo liftings. The Company anticipates that direct sales will continue to reduce credit risk in future periods.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash to fund capital programs necessary to maintain and increase production and proved reserves, to acquire strategic oil and gas assets and to repay debt.

The Company actively maintains its credit facilities to ensure it has sufficient available funds to meet current and foreseeable financial requirements at a reasonable cost. Management believes that future cash flows from operations, working capital and availability under existing credit facilities will be adequate to support these financial liabilities and its capital programs. All of the payments received from the lifting and sale of the Company's entitlement crude oil are deposited directly to its accounts held in London, England.

Crude oil inventory levels fluctuate from quarter to quarter depending on the timing and size of tanker liftings in Egypt. Since the Company began directly marketing its oil on January 1, 2015, both increases and decreases in crude oil inventory levels have been experienced from quarter to quarter. During 2018 crude inventory levels decreased as sales exceeded production. Throughout 2019 there was a steady increase in crude oil inventory levels, as production outpaced sales. These fluctuations in crude oil inventory levels impact the Company’s financial condition, financial performance and cash flows.

To date, the Company has experienced no difficulties with transferring funds abroad.

Operational risk

The Company’s future success largely depends on its ability to exploit its current reserves base and to find, develop or acquire additional oil reserves that are economically recoverable. Failure to acquire, discover or develop these additional reserves will have an impact on cash flows of the Company. To mitigate these operational risks, as part of its capital approval process, the Company applies rigorous geological, geophysical and engineering analysis to each prospect. The Company utilizes its in-house expertise for all international and domestic ventures or employs and contracts professionals to handle each aspect of the Company’s business. The Company retains independent reserves evaluators to determine year-end Company reserves and estimated future net revenues.

The Company also mitigates operational risks by maintaining a comprehensive insurance program according to customary industry practice, but cannot fully insure against all risks.

Safety, environmental, social and regulatory risk

To mitigate safety, environmental and social risks, TransGlobe conducts its operations in accordance with the Company's Health, Safety, Environmental, and Social Responsibility Policy to ensure compliance with government regulations and guidelines. Monitoring and reporting programs for environmental health and safety performance in day-to-day operations, as well as inspections and assessments, are designed to provide assurance that environmental and regulatory standards are met. Security risks are managed through security procedures designed to protect TransGlobe's personnel and assets. The Company has a Whistleblower Protection Policy which protects employees if they raise any concerns regarding TransGlobe's operations, accounting or internal control matters.

Regulatory and legal risks are identified and monitored by TransGlobe's corporate team and external legal professionals to ensure that the Company continues to comply with laws and regulations.

Political risk

TransGlobe operates in countries with political, economic and social systems, which subject the Company to a number of risks that are not within the control of the Company. These risks may include, among others, currency restrictions and exchange rate fluctuations, loss of revenue and property and equipment as a result of expropriation, nationalization, war, insurrection and geopolitical and other political risks, increases in taxes and governmental royalties, changes in laws and policies governing operations of companies, economic and legal sanctions and other uncertainties arising from foreign and domestic governments.

Egypt has been experiencing significant political changes over the past nine years and while this has had an impact on the efficient operations of the government in general, business processes and the Company’s operations have generally proceeded as normal. The current government has added stability in the Egyptian political landscape; however, the possibility of future political changes exists. Future political changes could have a material adverse impact on the Company's operations.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in accordance with IFRS requires that management make appropriate decisions with respect to the selection of accounting policies and in formulating estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

The following is included in the MD&A to aid the reader in assessing the critical accounting policies and practices of the Company. The information will also aid in assessing the likelihood of materially different results being reported depending on management's assumptions and changes in prevailing conditions which affect the application of these policies and practices. Significant accounting policies are disclosed in Note 3 of the Consolidated Financial Statements, and critical judgements and accounting estimates are disclosed in Note 4.

Oil and gas reserves

TransGlobe's proved and probable oil and gas reserves are evaluated and reported on by independent reserves evaluators to the Reserves, Health, Safety, Environment and Social Responsibility Committee comprised of a majority of independent directors. The estimation of reserves is a subjective process. Forecasts are based on engineering data, projected future rates of production, estimated commodity price forecasts and the timing of future expenditures, all of which are subject to numerous uncertainties and various interpretations. The Company expects that its estimates of reserves will change to reflect updated information. Reserves estimates can be revised upward or downward based on the results of future drilling, testing, production levels and economics of recovery based on cash flow forecasts.

Production sharing concessions

International operations conducted pursuant to PSCs are reflected in the Consolidated Financial Statements based on the Company's working interest in such operations. Under the PSCs, the Company and other non-governmental partners pay all operating and capital costs for exploring and developing the concessions. Each PSC establishes specific terms for the Company to recover these costs and to share in the production sharing oil. Cost recovery oil is determined in accordance with a formula that is generally limited to a specified percentage of production during each quarter. Production sharing oil is that portion of production remaining after cost recovery oil and is shared between the joint interest partners and the government of each country, varying with the level of production. Production sharing oil that is attributable to the government includes an amount in respect of all income taxes payable by the Company under the laws of the respective country. Revenue represents the Company's share and is recorded net of royalty payments to government and other mineral interest owners. For the Company's international operations; all government interests, except for income taxes, are considered royalty payments. The Company's revenue also includes the recovery of costs paid on behalf of foreign governments in international locations.

DISCLOSURE CONTROLS AND PROCEDURES

As of December 31, 2019, an evaluation was carried out, under the supervision and with the participation of the Company's management including the Chief Executive Officer and Chief Financial Officer, on the effectiveness of the Company's disclosure controls and procedures as defined in Rule 13a-15 under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) and as defined in Canada by National Instrument 52-109, Certification of Disclosure in Issuers' Annual and Interim Filings. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that as of the end of the fiscal year, the design and operation of these disclosure controls and procedures were effective to ensure that all information required to be disclosed by the Company in its annual filings is recorded, processed, summarized and reported within the specified time periods.

Disclosure controls and procedures are defined as controls and other procedures of an issuer that are designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation and include controls and procedures designed to ensure that information required to be disclosed by an issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is accumulated and communicated to the issuer’s management, including its certifying officers, as appropriate to allow timely decisions regarding required disclosure.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

TransGlobe's management designed and implemented internal controls over financial reporting, as defined under National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings, of the Canadian Securities Administrators and as defined in Rule 13a-15 under the Exchange Act. Internal controls over financial reporting is a process designed under the supervision of the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. Due to its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements on a timely basis. A system of internal controls over financial reporting, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the internal controls over financial reporting are met. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

Management has assessed the effectiveness of the Company's internal control over financial reporting based on the Committee of Sponsoring Organizations of the Treadway Commission framework on Internal Control - Integrated Framework (2013). Based on this assessment, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2019. No changes were made to the Company's internal control over financial reporting during the year ended December 31, 2019 that have materially affected, or are reasonably likely to materially affect, the internal controls over financial reporting.